Exhibit 99.1

AMBOW EDUCATION HOLDING LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 19, 2025

To the Shareholders of

Ambow Education Holding Ltd.:

Notice is hereby given that the Annual Meeting of the Shareholders of Ambow Education Holding Ltd. (the “Company”) will be held on December 19, 2025 at 10:00 a.m. Pacific Time at 705 Park Boulevard, San Diego, CA 92101, and at any adjourned or postponement thereof. The Annual Meeting is called for the following purposes:

1. To elect Mingjun Wang to serve on the Board of Directors of the Company as a Class II director until the 2028 annual meeting of shareholders of the Company or until his or her respective successor is duly appointed and qualified; and

2. To ratify the appointment of Guangdong Prouden CPAs GP as the independent auditor of the Company for the fiscal year ending December 31, 2025 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”); and

3. To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on November 13, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. Holders of the Company’s American depositary shares who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

We look forward to seeing as many of you as can attend at the Annual Meeting.

By Order of the Board of Directors,

Jin Huang
Chairman of the Board

November 14, 2025

AMBOW EDUCATION HOLDING LTD.

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

To be held on
December 19, 2025

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Ambow Education Holding Ltd. (the “Company,” “Ambow,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at 705 Park Boulevard, San Diego, CA 92101 on December 19, 2025, at 10:00 a.m. Pacific Time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Company, at 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014, Attn: Jin Huang. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement and any additional material that may be furnished to shareholders. The date on which this Proxy Statement will first be mailed or given to the Company’s shareholders is on or about November 20, 2025.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q. What is the purpose of this document?

A. This document serves as the Company’s Proxy Statement, which is being provided to Company shareholders of record at the close of business on November 13, 2025 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2025 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q. Why am I receiving these materials?

A. We have sent you this Proxy Statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 20, 2025 to all shareholders of record entitled to vote at the Annual Meeting.

Q. Who may vote and how many votes my I cast?

A. Only shareholders of record on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, there were 52,419,109 Class A ordinary shares outstanding and entitled to vote and 4,708,415 Class C ordinary shares outstanding and entitled to vote. Each Class A ordinary share is entitled to one vote on each matter and each Class C share is entitled to ten votes on each matter.

Q. What am I voting on?

A. You are being asked to vote to on the following matters:

●	To elect one Class II director;

●	To ratify the appointment of Guangdong Prouden CPAs GP as the independent auditor of the Company for the fiscal year ending December 31, 2025 relating to financial statements prepared in accordance with GAAP; and

●	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, that person acting as proxy pursuant to the proxy card will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this Proxy Statement was printed, we were not aware of any matters to be voted on which are not described in this Proxy Statement.

Q. How do I vote?

A. You may either vote “For” or “Against” the nominee to the Board of Directors named herein and you may vote “For” or “Against” each of the other proposals, or “Abstain” from voting on such other proposals. Holders of the Company’s ADSs who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

Q. How does the Board recommend I vote?

A. Our Board of Directors recommends that you vote:

●	FOR election of our nominee for Class II director; and

●	FOR ratification of the appointment of Guangdong Prouden CPAs GP as the independent auditor of the Company for the fiscal year ending December 31, 2025 relating to financial statements prepared in accordance with GAAP.

Q. What if I change my mind after I vote via proxy?

A. You may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Annual Meeting;

●	delivering a written request in person to return the executed proxy;

●	voting in person at the Annual Meeting; or

●	providing written notice of revocation to the Company at 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014, Attn: Jin Huang.

Q. How many shares must be present to hold a valid meeting?

A. For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of all Class A and Class C ordinary shares present in person or by proxy and entitled to vote at the Annual Meeting. On the Record Date, there were 57,127,524 ordinary shares outstanding. Therefore, at least 19,040,604 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

Q. How many votes are required to approve an item of business?

A. The affirmative vote of a simple majority of the Class A and Class C ordinary shares (voting together) present and entitled to vote at the Annual Meeting is required for (i) the election of the director, and (ii) the ratification of the appointment of Guangdong Prouden CPAs GP as the independent auditor of the Company for the fiscal year ending December 31, 2025.

Q. Who pays the cost for soliciting proxies?

A. We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q. Where can I find additional information about the Company?

A. Our reports on Forms 20-F and 6-K filed with the Securities and Exchange Commission (the “SEC”), and other publicly available information, should be consulted for other important information about the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 13, 2025 with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, for:

●	each person known to us to own beneficially more than 5% of our ordinary shares;

●	each of our directors and executive officers who beneficially own our ordinary shares; and

●	all of our directors and executive officers as a group.

As of November 13, 2025, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 52,419,109 Class A ordinary shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C ordinary shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the Company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Citibank, N.A., the depositary, has advised us that, as of November 13, 2025, 894,529 ADRs, representing 17,890,588 underlying Class A ordinary shares were outstanding. The number of beneficial owners of our ADRs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014.

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)(6)	351,312	0.67%	4,708,415	100%	5,059,727	8.86%	0.67%	100%	47.67%
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Mingjun Wang	-	-	-	-	-	-	-	-	-
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-
All executive officers and directors of the company as a group (6 persons) (4)	1,138,430	2.17%	4,708,415	100%	5,846,845	10.23%	2.17%	100%	48.46%
5% and Greater Shareholders
New Summit Global Limited	2,703,475	5.16%	-	-	2,703,475	4.73%	5.16%	-	2.72%
CEIHL Partners (I) Limited (3)	3,420,375	6.53%	-	-	3,420,375	5.99%	6.53%	-	3.44%
CEIHL Partners (II) Limited (3)	11,144,636	21.26%	-	-	11,144,636	19.51%	21.26%	-	11.20%
New Flourish Holdings Limited (5)(6)	770,212	1.47%	4,288,415	91.08%	5,058,627	8.85%	1.47%	91.08%	43.87%
Spin-Rich Ltd. (5)(7)	-	-	420,000	8.92%	420,000	0.74%	-	8.92%	4.22%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)	Of the 351,312 Class A Ordinary Shares, (i) 287,214 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Huang and certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, which are held for the benefit of certain officers of the Company.
(3)	Mr. Pan Jianyue is the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mr. Pan Jianyue has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.
(4)	Includes Class A Ordinary Shares and Class C Ordinary Shares held by all of our directors and executive officers as a group.
(5)	Of the 4,708,415 Class C Ordinary Shares, (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin-Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.
(6)	Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the company.
(7)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin-Rich Ltd.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of four directors: Dr. Jin Huang, Mr. Yigong Justin Chen, Dr. Yanhui Ma and Mr. Mingjun Wang.

We have a staggered board. The directors are divided into Class I, Class II and Class III, respectively. All of our directors are elected for three year terms.

No shareholder has the contractual right to designate persons to be elected to our Board of Directors, and our Sixth Amended and Restated Memorandum and Articles of Association provides that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our Board of Directors.

The Board of Directors has nominated the persons identified under the caption Class II for election as a director, to serve until the 2028 annual meeting and their successors have been elected and qualified. If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates.

Class III	Class II	Class I
Jin Huang	Mingjun Wang (1)(2)	Yigong Justin Chen (1)
Yanhui Ma (1)(2)

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

The Company has no reason to believe that the nominees will not be a candidate or will be unable to serve. However, in the event that any nominee should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the Annual Meeting, the Class II nominee for director receiving the affirmative vote of a simple majority of the shares present and entitled to vote in person or by proxy for the election of directors at the Annual Meeting will be elected to our Board of Directors.

The following sets forth certain information with respect to our directors:

Yigong Justin Chen has served a member of our Board of Directors since March 2013. Mr. Justin Chen is an independent non-executive director of the Company. Mr. Chen is a counsel at PacGate Law Group. He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office. Mr. Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of Iowa in 1995 and 1998, respectively.

Mingjun Wang has served as a member of our Board of Directors since September 2022 and is an independent non-executive director of the Company. Mr. Mingjun Wang, has over 30 years of operating and management experience in the education and publishing industries. Since 2003, he has served as Chairman of the board directors of Beijing Century Oriental Science and Technology Inc. Since 2017, he has been an executive partner of Edtech Venture, a U. S. venture capital firm. Mr. Wang is also an entrepreneur and independent investor in the United States and China, with investment portfolios including Splashtop, Homatch, Century Oriental, OSA Technologies, 100E Inc. etc. Previously, Mr. Wang held Editor In Chief and Vice President positions of the Publishing House of Electronics Industry of China, and served as a member of the board of directors of China Electronics Association. Mr. Wang joined Pearson Education as international rights manager in 1999. Mr. Wang graduated from Stanford University, School of Business in 1998 with a Master of Science in Management degree, obtained his Master of Electronics Engineering degree from Xidian University in 1988 and a Bachelor of Science degree from Shandong University, Department of Mathematics in 1983.

Jin Huang has served as our Chief Executive Officer and as a member of our Board of Directors since our inception in August 2000, and has served as our Acting Chief Financial Officer since September 2022. Dr. Huang served as our President from our inception to June 2025. Dr. Huang has over 20 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Yanhui Ma joined our Board of Directors in May 2014. Dr. Ma is an independent non-executive director of the Company. Dr. Ma has been involved in the creation, funding and development of several healthcare companies, especially joint venture corporations between China and the United States. Dr. Ma also served on the board of directors of several healthcare related corporations he founded or co-founded in the US and China, including Sinocare and SinoMed. Dr. Ma organized and co-founded the International Drug Delivery Society and served as Vice Chairman of the Society previously. He also served as the Vice President of US Silicon Valley Chinese Business Association.

The business address of each of our directors is c/o Ambow Education Holding Ltd., 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014.

There are no family relationships among any of our directors and executive officers. None of our non-executive directors has any employment or service contract with the Company. We believe that each of the non-executive members of our Board of Directors is an “independent director” as that term is used in the NYSE corporate governance rules.

Duties of Directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the Company if a duty owed by our directors is breached.

Board Meetings and Executive Sessions

Once a quarter, and more often if circumstances require, our Board of Directors holds meetings. In addition to regularly scheduled Board meetings, the independent directors of the Board meet on a regular basis to fulfill their responsibilities on each of the Board committees. The independent directors also meet annually in executive sessions without the presence of management and non-independent directors.

Committees of our Board of Directors

We have established an Audit Committee and a Compensation Committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. As a Cayman Islands exempted company, we are not required to have a separate Nominating and Corporate Governance Committee of the Board. Our full Board of Directors will perform the functions performed by such committee.

Audit Committee

Our Audit Committee consists of Yigong Justin Chen, Yanhui Ma and Mingjun Wang, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our Audit Committee. Dr. Yanhui Ma serves as our Audit Committee financial expert. The responsibilities of our Audit Committee include, among other things:

●	Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

●	Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

●	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

●	Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, and (4) other material written communications between our independent auditors and management;

●	Resolving any disagreements between management and our independent auditors regarding financial reporting;

●	Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

●	Reporting regularly to the full Board of Directors.

Compensation Committee

Our Compensation Committee consists of Dr. Yanhui Ma and Mr. Mingjun Wang, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Dr. Yanhui Ma is the Chairperson of our Compensation Committee. Our Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our Compensation Committee include, among other things:

●	Reviewing and recommending to our Board of Directors with respect to the total compensation package for our executive officers;

●	Reviewing and recommending to our Board of Directors with respect to director compensation, including equity-based compensation; and

●	Reviewing periodically and recommending to the Board of Directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

On October 14, 2014, the Board of Directors granted restricted stock to each non-executive member of the Board. The number of shares of restricted stock subject to each award was determined by dividing US$200 by the Cayman Court approved price US$1.480 per share of our ordinary shares on May 14, 2014. Total number of shares of restricted stock were 811,359. The awards vested at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board of Directors. As of December 31, 2023, these awards of restricted stock were fully vested, with 15,027 shares of restricted stock vested but not issued. We accrued fees to each non-executive independent director for their services rendered to the Company starting from October 15, 2018. We do not provide our directors with any pension, retirement or similar benefits on termination.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS II NOMINEE.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

EXECUTIVE OFFICERS

The table below sets forth the certain information relating to our executive officers.

Name	Age	Position
Jin Huang	59	Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Board
Chiao-Ling Hsu	56	Chief Operating Officer
James Bartholomew	59	President

Jin Huang has served as our Chief Executive Officer and as a member of our Board of Directors since our inception in August 2000, and has served as our Acting Chief Financial Officer since September 2022. Dr. Huang served as our President from our inception to June 2025. Dr. Huang has over 20 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Chiao-Ling Hsu has served as our Chief Operating Officer since June 2015. Ms. Hsu has over 15 years of operating and management experience in the education industry. Since 2011, she has served as Chief Executive Officer of Hwa Kang Foundation, and as Executive Director of the Innovative Biz Group in the School of Continuing Education (SCE) at Chinese Culture University in Taipei. From 2012 to 2014, Ms. Hsu also was Vice Chairperson at the Center for Credentialing& Education in Greensboro, North Carolina in the United States. Previously, Ms. Hsu held several positions in the SCE at Chinese Culture University, including Chief Operating Office, Director of the Customer Contact Center, and Director of the E-learning Development Center. Ms. Hsu is a graduate of Chinese Culture University, and also holds a Master of Business Education from New York University.

James Bartholomew has served as our President since June 2025. Mr. Bartholomew possesses broad leadership experience across the education, manufacturing, and transportation sectors. Prior to joining us, from 2021 to 2023, Mr. Bartholomew served as Senior Vice President at Adtalem Global Education, where he led both the Chamberlain Segment and Adtalem Shared Services division. Prior to this role, he served as Senior Vice President at Adtalem Global Education, where he led the Integration and Transformation division, from 2020 to 2021. Previously, Mr. Bartholomew served as President and CEO of DeVry University from 2017 to 2020, and served as Chief Operating Officer of DeVry University from 2014 to 2017. From 2013 to 2014, Mr. Bartholomew served as President at Le Cordon Bleu. Mr. Bartholomew holds an MBA in International Management from Wake Forest University and a Bachelor of Science in Chemistry from Western Carolina University.

The business address of each of our executive officers is c/o Ambow Education Holding Ltd., 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014.

There are no family relationships among any of our directors and executive officers.

Terms of Executive Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Compensation of Executive Officers

During 2024, the aggregate cash compensation that we paid to our executive officers as a group was US$0.4 million, which includes bonuses, salaries and other benefits that were earned in 2023 and paid in 2024.

For detailed share-based compensation of our executive officers, please refer to our Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC.

Employment Agreements

Service Agreement with Dr. Jin Huang

We entered into a service agreement dated August 28, 2007 with Dr. Jin Huang, our Chief Executive Officer. The initial employment term under this service agreement is two years, which will automatically be extended by successive periods of twelve months, unless we or Dr. Huang gives the other party a written notice three months prior to the commencement of the next twelve-month period indicating that the notifying party does not wish to extend the employment term, in which case the employment term will expire at the end of such three month notice period.

In the event that we terminate Dr. Huang’s employment for cause, or if Dr. Huang voluntarily resigns (other than a resignation for good cause following a change of control), Dr. Huang will not be entitled to receive any severance benefits; provided, that Dr. Huang will be able to exercise any vested and unexercised awards under our equity incentive plans in accordance with the terms set forth therein.

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

●	A lump sum payment consisting of: (i) an amount equal to one-time Dr. Huang’s then annual salary; (ii) a prorated bonus based on target opportunity for the year; and (iii) an amount equal to 12 months’ housing allowance;

●	The right to exercise any and all unexercised stock options granted under our equity incentive plans in accordance with their terms, as if all such unexercised stock options were fully vested, within one year of the effective date of such termination; and

●	Any other bonus amounts or benefits to which Dr. Huang may be entitled under any of our benefit plans.

Pursuant to the service contract, Dr. Huang also has agreed to certain non-competition undertakings during the term of her employment and for a period of one-year following any termination of her employment. These non-competition undertakings include that Dr. Huang may not, during the one-year period following any termination of her employment, (i) solicit or entice away any of our clients or prospective clients, (ii) have any business dealings with any of our clients or prospective clients, (iii) solicit or entice away any individual who is employed by us as a director or in a managerial, executive or technical capacity, or employ or engage any such individual, or (iv) carry on, set up, be employed, engaged or interested in a business anywhere in the PRC which is in competition with our business as of the termination date. These non-competition undertakings will not prohibit Dr. Huang from seeking or doing any business that is not in direct or indirect competition with our business, nor will they prevent Dr. Huang from holding shares or other capital not amounting to more than 5% of the total issued share capital of any company which is listed on a regulated market. Dr. Huang is entitled to receive one-half her annual base salary over the post-termination non-competition period as consideration for her non-competition undertakings, which are subject to our making such payments.

“Cause” means that Dr. Huang habitually neglects her duties to us or engages in gross misconduct during the term of the service agreement and “gross misconduct” means her misappropriation of funds, securities fraud, insider trading, unauthorized possession of corporate property, the sale, distribution, possession or use of a controlled substance, conviction of any criminal offense or entry of a plea of nolo contendere (or similar plea) to a charge of such an offense or a breach of the service agreement and failure to cure such breach within ten days after written notice thereof.

“Good cause” means, without Dr. Huang’s express prior written consent, (i) she is assigned duties materially inconsistent with her position, duties, responsibilities, or status with the Company which substantially vary from that which existed immediately prior to the change of control, and such reassignment is not directly related to her incapacity, disability or any “cause”; (ii) she experiences a change in her reporting levels, titles, or business location (more than 50 miles from her current business location or residence, whichever is closer to the new business location) which substantially varies from that which existed immediately prior to the change of control, and such change is not directly related to her incapacity, disability or any “cause”; (iii) she is removed from any position held immediately prior to the change of control, or if she fails to obtain reelection to any position held immediately prior to the change of control, which removal or failure to reelect is not directly related to her incapacity or disability, “cause” or death; (iv) she experiences a reduction in salary of more than ten percent below that which existed immediately prior to the change of control, and such reduction is not directly related to her incapacity, disability or any “cause”; (v) she experiences an elimination or reduction of any employee benefit, business expenses, reimbursement or allotment, incentive bonus program, or any other manner or form of compensation available to her immediately prior to the change of control and such change is not otherwise applied to others in the Company with her position or title and is not directly related to her incapacity, disability or any “cause”; or (vi) we fail to obtain from any successor, before the succession takes place, a written commitment obligating the successor to perform the service agreement in accordance with all of its terms and conditions.

“Change in control” means (i) any merger, consolidation, or sale of the Company such that any individual, entity or group acquires beneficial ownership of 50 percent or more of our voting capital stock, (ii) any transaction in which we sell substantially all of our material assets, (iii) our dissolution or liquidation, (iv) any change in the control of the composition of our board of directors such that the shareholders who as of the date of the service agreement controlled the composition of our board of directors shall cease to have such control, or (v) there has occurred a “change of control”, as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to us at the time in question: any note, evidence of indebtedness or agreement to lend funds to us, any option, incentive or employee benefit plan of us or any employment, severance, termination or similar agreement with any person who is then our employee.

Employment Agreements with our other Executive Officers

We have entered into employment agreements with each of our other executive officers. Under these agreements, each of our other executive officers is employed for a specified time period subject to renewal. We may terminate employment with or without cause in accordance with the applicable laws. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable laws. In certain cases, in the event of termination without cause, we are also required to provide severance compensation in accordance with the terms of the applicable employment agreement.

Confidential Information and Invention Assignment Agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registerable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12-month period immediately following such executive officer’s termination of employment.

Equity-Based Compensation Plans

2010 Equity Incentive Plan

On June 1, 2010, we adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption.

Amended and Restated 2010 Equity Incentive Plan

On December 21, 2018, we amended and restated the 2010 Plan, which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders in December 2018. The Amended 2010 Plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the Plan.

Share reserve. The maximum aggregate number of our ordinary shares that may be issued under our Amended 2010 Plan is such number of shares as shall be equal to 6,500,000 Class A Ordinary Shares, plus any shares that subject to stock options or similar awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or converted by the company, with the maximum number of shares to be added to the Amended 2010 Plan equal to 293,059 Class A Ordinary Shares. In addition, our Amended 2010 Plan provides for increases in the number of shares available for issuance thereunder on the closing day of each future registration before the fiscal years ending December 31, 2021, in the amount equal to 15% of the Class A Ordinary Shares issued in each registration.

Shares issued pursuant to awards under the Amended 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended 2010 Plan. As of December 31, 2023, the Company granted up to 7,305,222 Class A Ordinary Shares of the Company to its employees, outside directors and consultants.

Administration. Our board of directors or a committee of our board of directors administers our Amended 2010 Plan. Different committees with respect to different groups of service providers may administer our Amended 2010 Plan. Subject to the provisions of our Amended 2010 Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the Amended 2010 Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options. The administrator may grant incentive stock option (“ISOs”) or nonstatutory stock option (“NSOs”) under our Amended 2010 Plan. The exercise price of options granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Share appreciation rights. Share appreciation rights may be granted under our Amended 2010 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares. Restricted shares may be granted under our Amended 2010 Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units. Restricted share units may be granted under our Amended 2010 Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares. Performance units and performance shares may be granted under our Amended 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our Amended 2010 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Amended 2010 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions. Our Amended 2010 Plan provides that in the event of our merger or change in control, as defined in the Amended 2010 Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award without the prior written consent of the participant, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination. Our Amended 2010 Plan became effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years from the date adopted by the Board, unless terminated earlier under Section 18 of the Plan. Our board of directors has the authority to amend, suspend or terminate the Amended 2010 Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

2024 Equity Incentive Plan

On December 20, 2024, we adopted the Company’s 2024 Equity Incentive Plan (the “Plan”), which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders on December 20, 2024.

The 2024 Plan is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees, directors, consultants and advisers. The purpose of the Plan is to help us attract, motivate and retain such persons with awards under the Plan and thereby enhance shareholder value.

Administration. The Plan is administered by the Board, and upon consummation of this offering will be administered by the compensation committee of the Board, which shall consist of three members of the Board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and “independent” for purposes of any applicable listing requirements. If a member of the compensation committee is eligible to receive an award under the Plan, such compensation committee member shall have no authority under the plan with respect to his or her own award. Among other things, the compensation committee has complete discretion, subject to the express limits of the Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A, unless such award is structured to be exempt from or comply with all requirements of Code Section 409A.

Grant of Awards; Shares Available for Awards. The Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Ambow Education Holding Ltd. or its affiliates. The maximum aggregate number of Shares that may be awarded and sold under the Plan is 6,500,000 ordinary shares. The number of ordinary shares available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with the calendar year 2025, resulting in the aggregate number of ordinary shares available under this Plan equaling fifteen percent (15%) of the total number of ordinary shares outstanding on the last trading day in December of the immediately preceding calendar year minus the total number of reserved and available shares under the Company’s 2005 Plan and 2010 Plan. No more than 6,500,000 shares of common stock in the aggregate may be issued under the Plan in connection with incentive stock options. Shares shall be deemed to have been issued under the Plan solely to the extent actually issued and delivered pursuant to an award. If any award granted under the Plan expires, is canceled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the Plan. The Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors. The Board of Directors in its discretion may terminate the Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a holder, without the consent of the holder, with respect to any award previously granted.

Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan will be increased on the closing day of each future Registration (including closing of over-allotment options) during the next two fiscal years ending December 31, 2026, in an amount equal to fifteen percent (15%) of the Shares offered in each Registration.

Future new hires and additional non-employee directors and/or consultants would be eligible to participate in the Plan as well. The number of stock options and/or shares of restricted stock to be granted to executives and directors cannot be determined at this time as the grant of stock options and/or shares of restricted stock is dependent upon various factors such as hiring requirements and job performance.

Stock Options. The Plan provides for either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under Section 422 of the Code, or “nonqualified stock options” (“NSOs”). Stock options may be granted on such terms and conditions as the compensation committee may determine, which shall be specified in the option agreement; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of our Company or a parent or subsidiary of our Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as an NSO.

Stock Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. The compensation committee shall set forth in the applicable SAR award agreement the terms and conditions of the SAR, including the base value for the SAR (which shall not be less than the fair market value of a share on the date of grant), the number of shares subject to the SAR and the period during which the SAR may be exercised and any other special rules and/or requirements which the compensation committee imposes on the SAR. No SAR shall be exercisable after the expiration of ten (10) years from the date of grant. SARs may be granted in tandem with, or independently of, stock options granted under the Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the compensation committee may specify.

Performance Shares and Performance Unit Awards. Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values. The compensation committee shall set forth in the applicable award agreement the performance goals and objectives and the period of time to which such goals and objectives shall apply. If such goals and objectives are achieved, such distribution of shares, or payment in cash, as the case may be, shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate, unless otherwise structured to comply with Code Section 409A.

Distribution Equivalent Right Awards. A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award (but not an option or SAR award) under the Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award. The compensation committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares, or is to be entitled to choose among such alternatives.

Restricted Stock Awards. A restricted stock award is a grant or sale of common stock to the holder, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the compensation committee or the Board of Directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the compensation committee or the Board of Directors may determine at the date of grant or purchase or thereafter. If provided for under the restricted stock award agreement, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the compensation committee or the Board of Directors or in the award agreement). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, exchanged, hypothecated, or otherwise disposed of by the participant.

Restricted Stock Unit Awards. A restricted stock unit award provides for a grant of shares or a cash payment to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The compensation committee shall set forth in the applicable restricted stock unit award agreement the individual service-based vesting requirements which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the holder. The holder of a restricted stock unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one ordinary share, as determined in the sole discretion of the compensation committee and as set forth in the restricted stock unit award agreement, for each restricted stock unit subject to such restricted stock unit award, if and to the extent the holder satisfies the applicable vesting requirements. Such payment or distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted stock unit first becomes vested, unless otherwise structured to comply with Code Section 409A. A restricted stock unit shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares prior to the time the Holder shall receive a distribution of Shares

Unrestricted Stock Awards. An unrestricted stock award is a grant or sale of shares of our common stock to the employees, non-employee directors or non-employee consultants that are not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to the Company or an affiliate or for other valid consideration.

Adjustments. The aggregate number of shares of common stock reserved and available for issuance under the Plan, the individual limitations, the number of shares of common stock covered by each outstanding award, and the price per share of common stock underlying each outstanding award will be equitably and proportionally adjusted or substituted, as determined by the compensation committee in its sole discretion, as to the number, price or kind of stock or other consideration subject to such awards in connection with stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in our capitalization affecting our common stock or our capital structure which occurs after the date of grant of any award, in connection with any extraordinary dividend declared and paid in respect of stock or in the event of any change in applicable law or circumstances that results in or could result in, as determined by the compensation committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the Plan.

Change-in-Control Provisions. The compensation committee may, in its sole discretion, at the time an award is granted or at any time prior to, coincident with or after the time of a change in control, cause any award either (i) to be cancelled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share of common stock in the change in control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following such change in control; (iii) accelerate any time periods, or waive any other conditions, relating to the vesting, exercise, payment or distribution of an award so that any award to a holder whose employment has been terminated as a result of a change in control may be vested, exercised, paid or distributed in full on or before a date fixed by the compensation committee; (iv) to be purchased from a holder whose employment has been terminated as a result of a change of control, upon the holder’s request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such award been currently exercisable or payable; or (v) terminate any then outstanding award or make any other adjustment to the awards then outstanding as the compensation committee deems necessary or appropriate to reflect such transaction or change. The number of shares subject to any award shall be rounded to the nearest whole number.

Amendment and Termination. The compensation committee may adopt, amend and rescind rules relating to the administration of the Plan, and amend, suspend or terminate the Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws.

The following table summarizes, as of December 31, 2024, the share options and other equity awards granted to our executive officers under our equity incentive plans or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	98,566	(1)	02/25/10	11/22/18	—
Chiao-Ling Hsu	333,333	(1)	—	05/18/15	—

(1)	Restricted shares

Restricted Stock Awards

On June 30, 2022, the Board of Directors approved to grant 5.2 million fully vested Class A restricted ordinary shares to senior employees of the Company for their services rendered in the past years.

Stock Options

On March 27, 2025, the Board of Directors approved to grant 1.8 million stock options to purchase Class A ordinary shares to the Company’s director, executive officers, and senior employees, subject to customary vesting schedules.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Code of Ethics

We adopted a Code of Business Conduct and Ethics in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K, which is applicable to all of our directors, officers and employees. The Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Business Conduct and Ethics may be obtained free of charge by writing to 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014 and is available on our website at www.ambow.com.

Related Party Transactions

As of December 31, 2024, we had nil due from and due to related party. In January 2024, we made a borrowing of $200,000 from a member of the management team of the Company and repaid the borrowing by the end of March 2024.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITOR

We changed our independent registered public accounting firm in December 2024.

(a)

The Audit Committee of the Board of Directors of the Company dismissed Marcum Asia CPAs LLP (the “Marcum Asia”) as the Company’s independent registered public accounting firm, effective December 20, 2024.

The dismissal of Marcum Asia was made after careful consideration and was approved by the Audit Committee and the Board of Directors of the Company.

Our financial statements as of and for the fiscal years ended December 31, 2022 and 2023, had previously been audited by Marcum Asia.

Marcum Asia’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2022 and 2023, and during the subsequent interim period through December 20, 2024, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has furnished Marcum Asia with a copy of the foregoing disclosure and requested Marcum Asia to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the foregoing statements, and if not, stating the statements which it does not agree with. A copy of such letter from Marcum Asia was filed as Exhibit 16.1 to our annual report on Form 20-F filed with the SEC on March 28, 2025.

(b)

The Audit Committee has appointed Guangdong Prouden CPAs GP as independent auditor to audit the financial statements of the Company for the year ending December 31, 2025 relating to financial statements prepared in accordance with GAAP, effective December 23, 2024, and the Board of Directors is asking shareholders to ratify that appointment.

Prouden succeeds Marcum Asia CPAs LLP, which previously was the independent auditor providing audit services to the Company. The appointment of Prouden was made after careful consideration and was approved by the Audit Committee and the Board of Directors of the Company on December 20, 2024.

During the Company’s two most recent fiscal years ended December 31, 2023, and during the subsequent interim period prior to the engagement of Prouden on December 23, 2024, neither the Company nor anyone acting on its behalf consulted with Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Prouden that Prouden concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

A representative of Guangdong Prouden CPAs GP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the shareholders’ best interests.

Audit Fees

The following table sets forth the aggregate fees by categories specified below our independent registered public accounting firms for 2023 and 2024. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the years ended December 31,
	2023	2024
	Marcum Asia fees	Prouden fees
	(U.S. dollars in millions)
Audit fees	0.2	0.2

“Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements and the review of our comparative interim financial statements.

Audit Committee Pre-Approval

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). All of the services described above were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF GUANGDONG PROUDEN CPAS GP AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2025.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2024, including the financial statements thereto, as amended, has been filed with the SEC and is available at http://www.sec.gov. Requests for additional copies of the Proxy Statement should be directed to the Company at 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014, Attn: Jin Huang. Proxy materials are also available on the Company website at: www.ambow.com.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors of the Company at 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-34824, and the Company began filing through EDGAR beginning on July 14, 2010.

By Order of the Board of Directors,

/s/ Jin Huang
Chief Executive Officer and Acting Chief Financial Officer

November 14, 2025

ANNUAL MEETING OF SHAREHOLDERS OF

AMBOW EDUCATION HOLDING LTD.

DECEMBER 19, 2025

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at: www.ambow.com

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS II DIRECTOR, and “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Jin Huang, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at [705 Park Boulevard, San Diego, CA 92101] at 10:00 a.m., Pacific Time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:	NOMINEE:

	☐ FOR THE NOMINEE	Mingjun Wang

☐ AGAINST THE NOMINEE

☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here.

2.	RATIFICATION OF INDEPENDENT AUDITORS

	☐	FOR

	☐	AGAINST

	☐	ABSTAIN

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting. The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Items 1 and 2. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A. We encourage you to provide instructions to Citibank, N.A. if you hold ADS.

Signature of Shareholder	Date

Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.